Exhibit 97

Moderna, Inc.
Policy for Recoupment of Executive Incentive Compensation

Definitions
As used herein, the following terms have the following meanings:
“Board” means the Board of Directors of the Company.
“Clawback Period” means the three completed fiscal years immediately preceding the date that the Company is required to prepare a Financial Restatement.
“Company” means Moderna, Inc.
“Compensation Committee” means the Compensation and Talent Committee of the Board.
“Covered Officer” means (i) any officer or employee of the Company subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934, as amended (a “Section 16 Officer”) or (ii) any officer who is not a Section 16 Officer but who reports directly to the chief executive officer of the Company. This Policy shall apply to persons who were Covered Officers during the relevant period but may no longer be service providers of the Company at the time the determination to recoup compensation is made.
“Detrimental Conduct” means improper conduct (including, without limitation, unethical conduct, falsification of the Company’s records or knowing violation of Company policy, including the Company’s Code of Business Conduct and Ethics) that causes material financial, operational or reputational harm to the Company or its affiliates.
“Detrimental Conduct Clawback Period” means the three completed fiscal years immediately preceding the discovery of the Detrimental Conduct, or such other longer period as may be determined by the Board or Compensation Committee in its reasonable discretion.
“Excess Compensation” means that part of the Incentive Compensation received (without regard to any taxes paid) by a Covered Officer during the Clawback Period in excess of the amount that such Covered Officer would have received had such Incentive Compensation been calculated based on the financial results reported in the Financial Restatement. For any Incentive Compensation based on stock price or total shareholder return, where the amount of erroneously awarded compensation is not subject to mathematical recalculation directly from the information in an accounting restatement: (i) the amount will be based on a reasonable estimate, as determined by the Board or the Compensation Committee, of the effect of the accounting restatement on stock price or total shareholder return upon which the Incentive Compensation was received; and (ii) the Company will maintain documentation of the determination of such estimate and provide such documentation to Nasdaq.

“Financial Restatement” means any material restatement, whether required by law or regulation or determined by the Board or the Compensation Committee to be in the best interests of the Company, of financial statement(s), whether in part or in their entirety, included in a filing by the Company with the Securities and Exchange Commission, because of noncompliance with financial reporting requirements under federal securities laws.
“Incentive Compensation” means any cash or equity-based compensation if the payment, grant or vesting of such compensation is predicated on the achievement of financial or non-financial performance goals or metrics. Incentive Compensation is deemed “received” in the Company’s fiscal period during which the goal or metric specified in the Incentive Compensation award is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period.
“Nasdaq” means the Nasdaq Stock Market LLC.
“Policy” means this Policy for Recoupment of Executive Incentive Compensation.
Policy
It is the policy of the Company in connection with any Financial Restatement to recover reasonably promptly from any Covered Officer any Excess Compensation received by the Covered Officer during any Clawback Period. The Company will recover such Excess Compensation in all circumstances except to the extent the Compensation Committee, in its sole discretion, makes a determination that recovery would be impracticable and the conditions set forth in Nasdaq Listing Rule 5608 are met.
Additionally, for any Covered Officer who engages in Detrimental Conduct, as determined by the Board or the Compensation Committee, in its sole discretion, based on relevant facts and circumstances, the Covered Officer may be required to repay to the Company any Incentive Compensation received by the Covered Officer during the Detrimental Conduct Clawback Period that the Board or the Compensation Committee determines is due to a Covered Officer’s Detrimental Conduct.
Alternatively, the Board or the Compensation Committee, in its sole discretion, may reduce the amount of future compensation, in accordance with applicable law, including, without limitation, any bonus or severance, or the future grant or vesting of any equity award, payable to any Covered Officer by an amount equal to the Excess Compensation received by the Covered Officer during the Clawback Period or an amount equal to the Incentive Compensation received by the Covered Officer during the Detrimental Conduct Clawback Period, as applicable. Any repayment or reduction in future compensation pursuant to this Policy is in addition to, and not in lieu of, any other relief available to the Company. The Board or the Compensation Committee shall have full discretion and authority to administer and interpret this Policy and the Board or the Compensation Committee may take into account any factors it deems reasonable in determining whether to seek recoupment of previously paid Incentive Compensation (other than Excess Compensation, which shall be recouped in accordance with this Policy) and how much Incentive Compensation to recoup from individual Covered Officers (which need not be the same amount or proportion for every Covered Officer), including any conclusion that a Covered Officer engaged in Detrimental Conduct.
This Policy shall be effective May 3, 2023, and shall apply to Incentive Compensation that is received on or after that date.
No Indemnification
Notwithstanding the provisions of the Company’s Certificate of Incorporation, By-Laws or any indemnification agreement, the Company shall not indemnify any current or former Covered Officer against the loss of any incorrectly awarded Incentive Compensation for which the Board or the Compensation Committee in its sole discretion has determined to seek recoupment.

Adopted by the Board of Directors on May 3, 2023
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